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                            May 23, 2023

       Tianyi Jiang
       Chief Executive Officer
       AvePoint, Inc.
       525 Washington Blvd., Suite 1400
       Jersey City, NJ 07310

                                                        Re: AvePoint, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-39048

       Dear Tianyi Jiang:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Item 9A. Controls and Procedures, page 79

   1.                                                   Please revise to
include Management   s annual report on internal control over financial
                                                        reporting. Please
ensure that your disclosure complies with Item 308(a) of Regulation S-
                                                        X including disclosing
the framework used by management. Refer to the Instructions to
                                                        Item 308 of Regulation
S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.




                            Sincerely,
 Tianyi Jiang
AvePoint, Inc.
May 23, 2023
FirstName
Page 2     LastNameTianyi Jiang
Comapany NameAvePoint, Inc.
                                  Division of Corporation Finance
May 23, 2023 Page 2               Office of Technology
FirstName LastName